SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Hycroft Mining Holding Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44862P109

(CUSIP Number)

Jason Mudrick Mudrick Capital Management, L.P. 527 Madison Avenue, 6th Floor New York, New York 10022 (646) 747-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Jason Mudrick
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 32,559,344 *
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 32,559,344 *
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,559,344 *
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%**
(14)	TYPE OF REPORTING PERSON IN

*                      Reflects beneficial ownership as the sole member of each of Mudrick Capital GP, the general partner of Mudrick Capital; Mudrick Drawdown Fund GP, the general partner of Mudrick Drawdown Fund; Mudrick Drawdown Fund II GP, the general partner of Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC; and Mudrick GP, the general partner of Mudrick Opportunity Fund.

**                   The calculation is based on 212,599,854 shares of HYMC Common Stock (as defined herein) outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 1, 2022 (the “Outstanding HYMC Shares”), and (ii) 12,829,255 shares issuable upon the exercise of warrants in the aggregate directly held by certain of the Mudrick Funds).

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 32,559,344 *
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 32,559,344 *
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,559,344 *
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%**
(14)	TYPE OF REPORTING PERSON IA

*                      Reflects beneficial ownership as the investment manager of the Mudrick Funds.

**                  The calculation is based on 212,599,854 shares of HYMC Common Stock (as defined herein) outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 12,829,255 shares issuable upon the exercise of warrants in the aggregate directly held by certain of the Mudrick Funds.

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 32,559,344 *
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 32,559,344 *
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,559,344 *
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%**
(14)	TYPE OF REPORTING PERSON OO

*                      Reflects beneficial ownership as the general partner of Mudrick Capital (as defined herein).

**                   The calculation is based on 212,599,854 shares of HYMC Common Stock (as defined herein) outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 12,829,255 shares issuable upon the exercise of warrants in the aggregate directly held by certain of the Mudrick Funds.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Fund Global, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 12,834,847*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 12,834,847*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,834,847*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%**
(14)	TYPE OF REPORTING PERSON PN

*                      Reflects (i) 8,366,820 shares of HYMC Common Stock and (ii) shares of HYMC Common Stock issuable upon the exercise of 4,468,027 warrants.

**                   The calculation is based on 204,238,626 shares of HYMC Common Stock outstanding, which includes the (1) Outstanding HYMC Shares, and (ii) 4,468,027 shares issuable upon the exercise of warrants directly held by Mudrick Opportunity Fund.

(1)	NAME OF REPORTING PERSONS Mudrick GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 12,834,847*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 12,834,847*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,834,847*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%**
(14)	TYPE OF REPORTING PERSON OO

*                       Reflects beneficial ownership as the general partner of Mudrick Opportunity Fund.

**                    The calculation is based on 204,238,626 shares of HYMC Common Stock outstanding, which includes the (1) Outstanding HYMC Shares, and (ii) 4,468,027 shares issuable upon the exercise of warrants directly held by Mudrick Opportunity Fund.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,652,338*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,652,338*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,652,338*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%**
(14)	TYPE OF REPORTING PERSON PN

*                      Reflects (i) 2,153,242 shares of HYMC Common Stock and (ii) shares of HYMC Common Stock issuable upon the exercise of 1,499,096 warrants.

**                   The calculation is based on 201,269,695 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,499,096 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,652,338*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,652,338*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,652,338*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%**
(14)	TYPE OF REPORTING PERSON OO

*                      Reflects beneficial ownership as the general partner of Mudrick Drawdown Fund.

**                   The calculation is based on 201,269,695 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,499,096 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,989,014*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,989,014*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,989,014*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%**
(14)	TYPE OF REPORTING PERSON PN

*                      Reflects (i) 1,401,867 shares of HYMC Common Stock and (ii) shares of HYMC Common Stock issuable upon the exercise of 1,587,147 warrants.

**                   The calculation is based on 201,357,746 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,587,147 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund II.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 974,678*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 974,678*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 974,678*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%**
(14)	TYPE OF REPORTING PERSON PN

*                      Reflects (i) 404,524 shares of HYMC Common Stock and (ii) shares of HYMC Common Stock issuable upon the exercise of 570,154 warrants.

**                    The calculation is based on 200,340,753 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 570,154 shares issuable upon the exercise of warrants held by Mudrick Drawdown Fund II SC.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,963,692*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,963,692*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,963,692*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%**
(14)	TYPE OF REPORTING PERSON OO

*                       Reflects beneficial ownership as the general partner of Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC.

**                   The calculation is based on 201,927,900 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 2,157,301 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed by the Reporting Persons on June 8, 2020, as amended by amendment No. 1 (“Amendment No. 1”) to Schedule 13D filed by the Reporting Persons on June 1, 2021, amendment No. 2 (“Amendment No. 2”) to Schedule 13D filed by the Reporting Persons on June 10, 2021, amendment No. 3 (“Amendment No. 3”) to Schedule 13D filed by the Reporting Persons on November 12, 2021, amendment No. 4 (“Amendment No. 4”) to Schedule 13D filed by the Reporting Persons on March 17, 2022, and amendment No. 5 (“Amendment No. 5”) to Schedule 13D filed by the Reporting Persons on December 2, 2022, and relates to the shares of Class A common stock, par value $0.0001 per share (the “HYMC Common Stock”), of Hycroft Mining Holding Corporation, a Delaware corporation (formerly known as Mudrick Capital Acquisition Corporation, the “Company” or “HYMC” or, prior to the business combination as described in the Schedule 13D, “MUDS”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 6 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Since December 2, 2022 and through and including December 8, 2022, the Reporting Persons sold, in the aggregate, 2,901,160 shares of HYMC Common Stock and 115,396 warrants exercisable into 115,396 shares of HYMC Common Stock, as detailed in Annex A to this Amendment No. 6, which is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Company on a continuing basis. The Reporting Persons generally intend to dispose of shares of HYMC Common Stock and warrants or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”) beneficially owned by them in the open market, in privately negotiated transactions, through derivative transactions, through public offerings, through distributions to their investors, or otherwise, subject to market conditions and legal and regulatory requirements. The Reporting Persons make no commitment in terms of completing any dispositions or the timing of any such dispositions, which will depend on market conditions including the price of Company Securities, and on such other factors considered relevant to the Reporting Persons. Each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of its investment in the Company, the price and availability of Company Securities, the Company's business and the Company's prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law) to at any time or from time to time (i) sell, transfer or otherwise dispose of Company Securities in public or private transactions, including in registered offerings, (ii) purchase or otherwise acquire Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors; (iv) exercise warrants to buy shares of HYMC Common Stock, (v) enter into derivatives or hedging transactions, relating to Company Securities, and/or (vi) enter into agreements with a broker intended to comply with the requirements of Rule 10b5-1(c)(1)(i) under the Securities Exchange Act of 1934, as amended, on such terms and at such time as the Reporting Persons may deem advisable.

Item 5. Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 6 are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of December 8, 2022, after giving effect to the transactions reported in this Amendment No. 6, assuming that the warrants beneficially owned by the Reporting Persons, are exercisable or converted, as applicable, as of such date.

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 32,559,344 shares of HYMC Common Stock, including 12,829,255 shares of HYMC Common Stock issuable upon the exercise of warrants, which constitutes approximately 15.3% of the outstanding shares of HYMC Common Stock, calculated in accordance with Rule 13d-3 under the Act (based on 212,599,854 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022 (the “Outstanding HYMC Shares”), and (ii) 12,829,255 shares issuable upon the exercise of warrants directly held collectively by certain of the Mudrick Funds as described herein). The filing of this Amendment No. 6 shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Mudrick Opportunity Fund and Mudrick GP may be deemed to beneficially own 8,366,820 shares of HYMC Common Stock and 4,468,027 shares of HYMC Common Stock issuable upon the exercise of 4,468,027 warrants, which represents approximately 6.3% of the outstanding shares of HYMC Common Stock (based on 204,238,626 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 4,468,027 shares issuable upon the exercise of warrants directly held by Mudrick Opportunity Fund).

Mudrick Drawdown Fund and Mudrick Drawdown Fund GP may be deemed to beneficially own 2,153,242 shares of HYMC Common Stock and 1,499,096 shares of HYMC Common Stock issuable upon the exercise of 1,499,096 warrants, which represents approximately 1.8% of the outstanding shares of HYMC Common Stock (based on 201,269,695 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,499,096 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund).

Mudrick Drawdown Fund II may be deemed to beneficially own 1,401,867 shares of HYMC Common Stock and 1,587,147 shares of HYMC Common Stock issuable upon the exercise of 1,587,147 warrants, which represents approximately 1.5% of the outstanding shares of HYMC Common Stock (based on 201,357,746 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,587,147 issuable under upon the exercise of warrants directly held by Mudrick Drawdown Fund II).

Mudrick Drawdown Fund II SC may be deemed to beneficially own 404,524 shares of HYMC Common Stock and 570,154 shares of HYMC Common Stock issuable upon the exercise of 570,154 warrants, which represents approximately 0.5% of the outstanding shares of HYMC Common Stock (based on 200,340,753 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 570,154 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund II SC).

Mudrick Drawdown Fund II GP may be deemed to beneficially own 1,806,391 shares of HYMC Common Stock and 2,157,301 shares of HYMC Common Stock issuable upon the exercise of 2,157,301 warrants, which represents approximately 2.0% of the outstanding shares of HYMC Common Stock (based on 201,927,900 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 2,157,301 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC).

Each of Mr. Mudrick, Mudrick Capital and Mudrick Capital GP may be deemed to beneficially own an aggregate of 19,730,089 shares of HYMC Common Stock and 12,829,255 shares issuable upon the exercise of warrants, which constitutes approximately 15.3% of the outstanding shares of HYMC Common Stock (based on 212,599,854 shares of HYMC Common Stock outstanding, which includes (i) Outstanding HYMC Shares, and (ii) 12,829,255 shares issuable upon the exercise of warrants held collectively by certain of the Mudrick Funds as described herein).

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The filing of this Amendment No. 6 shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of shares of HYMC Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows 7 through 10 of the cover pages hereof.

(c) Since December 2, 2022 and through and including December 8, 2022, the Reporting Persons effected transactions in HYMC Common Stock and warrants as detailed in Annex A to this Amendment No. 6, which is incorporated herein by reference.

(d) Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2022

JASON MUDRICK

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick

MUDRICK CAPITAL MANAGEMENT, L.P.

By: Mudrick Capital Management, LLC its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

MUDRICK CAPITAL MANAGEMENT, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

MUDRICK GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund, L.P.

By: Mudrick Distressed Opportunity Drawdown Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II, L.P.

By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund GP II, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Annex A

Transactions

The following table sets forth all transactions by the Reporting Persons in HYMC Common Stock and warrants since December 2, 2022 and through and including December 8, 2022.

Reporting Person	Date of Transaction	Securities Sold	Number of Securities Sold	Price Per Share / Warrant (as applicable)*	Price Range (inclusive)*
Mudrick Opportunity Fund	12/2/2022	HYMC Common Stock	256,435	$0.6634	$0.65 to $0.6947
Mudrick Opportunity Fund	12/2/2022	Warrants	1,684	$0.1	n/a
Mudrick Opportunity Fund	12/2/2022	Warrants	12,553	$0.0933	$0.091 to $0.1
Mudrick Drawdown Fund	12/2/2022	HYMC Common Stock	65,995	$0.6634	$0.65 to $0.6947
Mudrick Drawdown Fund	12/2/2022	Warrants	4,852	$0.0933	$0.091 to $0.1
Mudrick Drawdown Fund II	12/2/2022	HYMC Common Stock	54,859	$0.6634	$0.65 to $0.6947
Mudrick Drawdown Fund II	12/2/2022	Warrants	3,932	$0.1	n/a
Mudrick Drawdown Fund II	12/2/2022	Warrants	678	$0.0933	$0.091 to $0.1
Mudrick Drawdown Fund II SC	12/2/2022	HYMC Common Stock	15,830	$0.6634	$0.65 to $0.6947
Mudrick Drawdown Fund II SC	12/2/2022	Warrants	1,627	$0.1	n/a
Mudrick Capital†	12/2/2022	HYMC Common Stock	226,914	$0.6634	$0.65 to $0.6947
Mudrick Capital†	12/2/2022	Warrants	1,184	$0.1	n/a
Mudrick Capital†	12/2/2022	Warrants	13,886	$0.0933	$0.091 to $0.1
Mudrick Opportunity Fund	12/5/2022	HYMC Common Stock	292,042	$0.6222	$0.61 to $0.6531
Mudrick Opportunity Fund	12/5/2022	Warrants	29,446	$0.0818	$0.08 to $0.1
Mudrick Drawdown Fund	12/5/2022	HYMC Common Stock	75,159	$0.6222	$0.61 to $0.6531
Mudrick Drawdown Fund	12/5/2022	Warrants	11,383	$0.0818	$0.08 to $0.1
Mudrick Drawdown Fund II	12/5/2022	HYMC Common Stock	62,476	$0.6222	$0.61 to $0.6531
Mudrick Drawdown Fund II	12/5/2022	Warrants	1,591	$0.0818	$0.08 to $0.1
Mudrick Drawdown Fund II SC	12/5/2022	HYMC Common Stock	18,028	$0.6222	$0.61 to $0.6531
Mudrick Capital†	12/5/2022	HYMC Common Stock	258,422	$0.6222	$0.61 to $0.6531
Mudrick Capital†	12/5/2022	Warrants	32,580	$0.0818	$0.08 to $0.1
Mudrick Opportunity Fund	12/6/2022	HYMC Common Stock	237,810	$0.5844	$0.575 to $0.6102
Mudrick Drawdown Fund	12/6/2022	HYMC Common Stock	61,202	$0.5844	$0.575 to $0.6102
Mudrick Drawdown Fund II	12/6/2022	HYMC Common Stock	50,874	$0.5844	$0.575 to $0.6102
Mudrick Drawdown Fund II SC	12/6/2022	HYMC Common Stock	14,680	$0.5844	$0.575 to $0.6102
Mudrick Capital†	12/6/2022	HYMC Common Stock	210,434	$0.5844	$0.575 to $0.6102
Mudrick Opportunity Fund	12/7/2022	HYMC Common Stock	206,791	$0.5529	$0.5310 to $0.5886
Mudrick Drawdown Fund	12/7/2022	HYMC Common Stock	53,219	$0.5529	$0.5310 to $0.5886
Mudrick Drawdown Fund II	12/7/2022	HYMC Common Stock	44,239	$0.5529	$0.5310 to $0.5886
Mudrick Drawdown Fund II SC	12/7/2022	HYMC Common Stock	12,765	$0.5529	$0.5310 to $0.5886
Mudrick Capital†	12/7/2022	HYMC Common Stock	182,986	$0.5529	$0.5310 to $0.5886
Mudrick Drawdown Fund II	12/8/2022	HYMC Common Stock	388,030	$0.5238	$0.5102 to $0.54
Mudrick Drawdown Fund II SC	12/8/2022	HYMC Common Stock	111,970	$0.5238	$0.5102 to $0.54

* The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions). The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

† On behalf of Managed Accounts.